
05040613

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2005
WASH.
SECTION

SEC FILE NUMBER
8 - 39729

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

ACCESS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BUXTOM FARM ROAD
(No. And Street)

STAMFORD	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN SANTORY (203) 454-2210
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

3/22/05

FOR OFFICIAL USE ONLY

[C]laims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant [m]ust be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, SCOTT B. FRISOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

CEO

Title



Notary Public

SUSAN F. MALONEY
NOTARY PUBLIC
MY COMMISSION EXPIRES NOV. 30, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).


SEC MAIL PROCESSING
RECEIVED
MAR 01 2005
WASH. D.C.
202
SECTION

ACCESS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Access Securities, Inc.:

We have audited the accompanying statement of financial condition of Access Securities, Inc. (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Access Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
February 11, 2005

ACCESS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 166,898
Securities owned, at market value	733,631
Receivable from brokers and clearing organization	5,257,172
Furniture and equipment (net of accumulated depreciation of $997,879)	590,590
Security deposit and other assets	30,558
Other assets	10,000
TOTAL ASSETS	$ 6,788,849

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses payable	$ 2,156,279
Securities sold not yet purchased, at market value	175,190
Total Liabilities	2,331,469
Shareholder's Equity:	
Common Stock – No Par Value, 100 shares authorized, 100 shares issued and outstanding	3,953,022
Retained earnings	504,358
Total Shareholder's Equity	4,457,380
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 6,788,849

The accompanying notes are an integral part of this financial statement.

ACCESS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Access Securities, Inc., (the "Company") is a registered broker-dealer, primarily acting as a broker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. The company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD") and is registered with the National Futures Association ("NFA").

The Company computes depreciation using various methods based on the estimated useful lives of the depreciable assets.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counter-party with which it conducts business.

NOTE 2 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, the corporation is not considered a taxable entity for federal income tax purposes. Any taxable income, losses or credits are reported by the stockholder on his individual tax return.

The Company does business in various states and is liable for minimum taxes in those states.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined. At December 31, 2004, the Company had net capital of $3,483,773, which exceeded its minimum requirement by $3,273,773.

The Company is also a member of the National Futures Association, subjecting them to the net capital rule pursuant to regulation 1.17 of the Commodity Futures Trading Commission. At December 31, 2004 their minimum net capital requirement was $210,000, which the Company exceeded by $3,273,773.

NOTE 4 - COMMITMENTS

The Company has offices in Connecticut and Georgia. The Company leases office space in Connecticut under a lease, which expires October 31, 2005. The Company is paying rent on a month-to-month basis for its office in Georgia and does not have significant commitments on any other office.

The future minimum lease payments under the Connecticut lease are as follows:

Year	Total
2005	$ 82,606

Total rent expense for the year ended December 31, 2004 approximated $55,000.

NOTE 5 - SUBSEQUENT EVENTS

Subsequent to year end, on January 1, 2005, a second shareholder joined the Company. In addition, in January 2005, a significant amount of capital was contributed by the shareholders.